FILE No.
82-3874

**NSON
REEK
RESOURCES LTD.**

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

07028921

SEC MAIL PROCESSING
RECEIVED
DEC 3 1 2007
WASH, D.C. 185 SECTION

December 21, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated December 21, 2007</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL

for BARBARA O'NEILL

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 21, 2007**

News Release: **07-19** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Grants Options

Manson Creek Resources Ltd. has granted, under its 2007 Stock Option Plan, options to its directors, officers, and an employee to purchase up to 1,025,000 common shares for a period of five years commencing on December 21, 2007 at an exercise price of $0.10 per share, subject to regulatory approval.

"Regan Chernish"

Regan Chernish
President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 21, 2007**

News Release: **07-19** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Grants Options

Manson Creek Resources Ltd. has granted, under its 2007 Stock Option Plan, options to its directors, officers, and an employee to purchase up to 1,025,000 common shares for a period of five years commencing on December 21, 2007 at an exercise price of $0.10 per share, subject to regulatory approval.

"Regan Chernish"

Regan Chernish
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 21, 2007**

News Release: **07-19** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Grants Options

Manson Creek Resources Ltd. has granted, under its 2007 Stock Option Plan, options to its directors, officers, and an employee to purchase up to 1,025,000 common shares for a period of five years commencing on December 21, 2007 at an exercise price of $0.10 per share, subject to regulatory approval.

"Regan Chernish"

Regan Chernish
President and Director

END